

June 27, 2022

Michael Miebach
President and Chief Executive Officer
Mastercard Inc.
2000 Purchase Street
Purchase, NY 10577

> **Re: Mastercard Inc.**
> **Form 10-K For Fiscal Year Ended December 31, 2021**
> **Filed February 11, 2022**
> **File No. 001-32877**

Dear Mr. Miebach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For Fiscal Year Ended December 31, 2021

Item 7. Management's discussion and analysis of financial condition and results of operations
Financial Results
Revenue, page 51

1. We note your presentation of gross revenue excluding the impact of rebates and incentives (contra-revenue). Please tell us how you determined that excluding the impacts of rebates and incentive does not substitute individually tailored revenue recognition and measurement methods for those of GAAP.

Notes to consolidated financial statements
Note 3. Revenue, page 77

2. We note your presentation of gross revenue excluding the impact of rebates and incentives (contra-revenue). Please tell us how your presentation complies with ASC 606 and why

the rebates and incentives have not been allocated to the individual sources of revenue.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services